Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

December 15, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Lisa Larkin

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518)
Response to Examiner Comments on Post-Effective
Amendment No. 181

Dear Ms. Larkin:

This letter responds to your comments on Post-Effective No. 181 (“PEA No. 181”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”).  PEA No. 181 seeks to register shares of one new portfolio of the Registrant: the Campbell Core Carry Fund (the “Fund”).

1.                                      Comment:  The Fund’s investment objective states that the Fund will “seek positive absolute returns.”  Please confirm that the terms “positive” and “absolute” are not repetitive, or revise the investment objective as appropriate.

Response: Registrant confirms that the terms used in the Fund’s investment objective are not repetitive.  Registrant will add the following sentence to the Investment Objective section: “A positive ‘absolute return’ seeks to earn a positive total return over a reasonable period of time regardless of market conditions or general market direction.”

2.                                      Comment:  Please revise the Fee Table to conform the line item regarding the investment adviser’s fee waiver to the language required by Item 3, Instruction 3(e) of Form N-1A.

Response:  Registrant will revise the fee waiver line item as follows: “Fee Waivers and/or Expense Reimbursements.”

3.                                      Comment:  Please revise the Fee Table to conform the line item regarding the Fund’s net annual operating expenses to the language required by Item 3, Instruction 3(e) of Form N-1A.

Response:  Registrant will revise the net annual operating expenses line item as follows: Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement”.

4.                                      Comment:  Footnote 2 to the Fee Table states that the investment adviser’s fee waiver or reimbursement excludes certain expenses that may be incurred by the Fund.  Please supplementally confirm that the Fund does not expect to incur such expenses excluded from investment adviser’s fee waiver or reimbursement.

Response:  Registrant confirms that the Fund does not expect to incur the expenses excluded from investment adviser’s fee waiver or reimbursement for the first fiscal year.

5.                                      Comment:  Please supplementally confirm that the three-year expense example only reflects the contractual fee waiver for the first year.

Response:  Registrant confirms that the three-year expense example only reflects the contractual fee waiver for the first year.

6.                                      Comment:  Please address the following comments regarding the Fund’s wholly-owned subsidiary, Campbell Core Carry Offshore Limited (the “Subsidiary”):

a.              Comment: Please supplementally confirm that the Fund complies with the provisions under Section 8 and Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”) on an aggregate basis with the Subsidiary.

Response: Registrant confirms that the Fund complies with the provisions under Section 8 and Section 18 of the 1940 Act on an aggregate basis with the Subsidiary.

b.              Comment: Please supplementally confirm that the investment adviser to the Subsidiary complies with Section 15 of the 1940 Act.

Response: Registrant confirms that the investment adviser to the Subsidiary complies with Section 15 of the 1940 Act.

c.               Comment: Please supplementally confirm that the Subsidiary complies with the provisions regarding affiliated transactions under Section 17 of the 1940 Act and identify the Subsidiary’s custodian.

Response: Registrant confirms that the Subsidiary complies with provisions regarding affiliated transactions under Section 17 of the 1940 Act.  The Bank of New York Mellon serves as the Subsidiary’s custodian and Registrant will revise the SAI to reflect the Subsidiary’s custodian.

d.              Comment: Please supplementally state the basis for determining that undistributed income derived from the Fund’s investment in the Subsidiary would constitute qualifying income to the Fund (i.e., by obtaining an opinion of counsel).

Response: Registrant believes that undistributed income derived from the Fund’s investment in the Subsidiary would constitute qualifying income to the Fund based on an opinion of counsel obtained by the Fund.

e.               Comment: Please supplementally confirm that the financials of the Subsidiary will be consolidated with the Fund’s financials.

Response: Registrant confirms the Subsidiary’s financial statements will be consolidated with the financial statements of the Fund and included in the Fund’s reports to Fund shareholders.

f.                Comment: Please supplementally confirm that the management fee and expenses of the Subsidiary will be included in the Fund’s expenses in the Fee Table.

Response: Registrant confirms that the Subsidiary’s management fee and expenses will be included in the Fund’s expenses in the Fee Table under “Other Expenses”.

g.               Comment: Please supplementally confirm that the Subsidiary and its officers and directors agree to designate an agent for service of process in the United States.

Response: Registrant confirms that the Subsidiary will designate an agent for service of process in the United States.

h.              Comment: Please supplementally confirm that the Subsidiary and its officers and directors agree to inspection of the Subsidiary’s books and records by the staff of the Securities and Exchange Commission (“SEC”).

Response: Registrant confirms that the Subsidiary and its officers and directors agree to inspection of Subsidiary’s books and records by the SEC staff.

7.                                      Comment:  In the Principal Investment Strategies section, please clarify the quality of fixed income securities that the Fund may invest in under its Fixed Income strategy.

Response:  Registrant will revise the Principal Investment Strategies section to clarify that the Fund will invest in investment grade fixed income securities, which are securities rated in the four highest categories by the ratings agencies.

8.                                      Comment:  Please consider revising the second paragraph in the Principal Investment Strategies section (particularly sentences two through six) in “plain English.”

Response:  Registrant will revise the second paragraph as follows:

“The Fund invests pursuant to the Manager’s Campbell Core Carry Program, which uses quantitative modeling to develop and maintain systematic trading strategies driven by scientific analysis of financial data across global financial and commodity markets.  The Campbell Core Carry strategy seeks to generate attractive risk-adjusted returns by evaluating “carry premium” in different asset classes. Carry premium is the economic benefit that one can achieve by holding or “carrying” a particular investment, less the costs associated with holding that asset. The type of economic benefit varies by asset type; for example stocks may pay dividends and bonds may pay a coupon.  Certain investments may actually have a negative carry premium, meaning that the economic benefit is exceeded by the costs of holding the investment (financing costs, storage costs, etc.).

At its most basic level, a strategy that seeks to benefit from the carry premium would hold long positions on investments/markets that pay a carry premium and hold short positions on investments/markets that have a negative carry premium.  The Campbell Core Carry strategy will determine whether to go long or short each investment/market by evaluating that investment/market’s carry premium and other factors, including risk management as discussed below, and will gain exposure to any of the various asset types (equities, fixed income, etc.) by using derivatives rather than holding those assets directly.  The Fund is generally intended to have a low correlation to the equity, bond and credit markets.  There is no assurance, however, that the Fund will achieve its investment objective.”

9.                                      Comment:  Please supplementally confirm that Registrant is aware of the SEC’s July 30, 2010 letter to the Investment Company Institute concerning derivatives (the “Letter”) and has reviewed the registration statement disclosure, and in particular paragraph three under the Principal Investment Strategies section, in light of the Letter.

Response:  Registrant is aware of the Letter and took it into consideration when reviewing the registration statement disclosure regarding derivatives for the Fund.

10.                               Comment:  In paragraph three under Principal Investment Strategies, please confirm the accuracy of the statement that the Fund “may achieve its exposure” to certain asset groups by use of derivatives, or revise to state that the Fund “will achieve” such exposure by its use of derivatives.

Response:  Registrant will revise the Prospectus to state that the Fund will gain its exposure to any of the asset groups by using derivatives rather than holding those assets directly.

11.                               Comment:  Paragraph three under Principal Investment Strategies states that the “Fund has no limits with respect to the credit rating, maturity or duration of the debt securities in which it may invest,” which appears to contradict disclosure in the first paragraph under Principal Investment Strategies, which states that the Fund will invest in a short duration fixed-income portfolio.  Please revise the disclosure to address the inconsistency.

Response:  Registrant will delete the referenced sentence from the Prospectus. As noted above in response to Comment 7, the Fund will only invest in investment grade securities as part of its principal investment strategies.

12.                               Comment:  Under Principal Investment Strategies, please revise the disclosure to clarify whether the Fund will invest in short term debt instruments solely to act as cover for derivatives.

Response:  The Fund will invest in investment grade securities primarily for cash management purposes.  Registrant will revise the disclosure as follows:

“The Fund pursues its investment objective by (i)  investing its assets pursuant to the Campbell Core Carry Program; (ii) allocating up to 25% of its assets in its wholly-owned subsidiary, Campbell Core Carry Offshore Limited (the “Subsidiary”), which is organized under the laws of the Cayman Islands and employs the Manager’s Campbell Core Carry Program (as described below), and (iii) allocating the remainder of its assets directly in an actively managed investment grade securities portfolio (including government securities) for cash management purposes. Securities rated in the four highest categories by the ratings agencies are considered investment grade.”

13.                               Comment:  Please consider revising the fourth paragraph in the Principal Investment Strategies section in “plain English” to clarify what is meant by “volatility counterparties”.

Response:  Registrant will revise the disclosure as follows: “The Manager will attempt to mitigate risk through diversification of holdings and through active monitoring of portfolio volatility, counterparties and other risk measures.

14.                               Comment:  Under Principal Investment Strategies, the second and third sentences of paragraph four are duplicative of the seventh and eighth sentences of paragraph three.  Consider revising the disclosure to eliminate repetitive language in this section.

Response:  Registrant will revise the Prospectus to delete the repetitive disclosure.

15.                               Comment:  Please supplementally confirm that credit default swaps are not part of the Fund’s Derivatives Risk under Principal Investment Risks, or otherwise revise disclosure of Derivatives Risk to explain relevant asset coverage requirements under Section 18 of the 1940 Act.

Response:  Registrant confirms that the Fund will not invest in credit default swaps as part of its investments in derivatives.

16.                               Comment:  Please consider disclosing in the Principal Investment Strategies section that the Subsidiary is an entity organized under the laws of the Cayman Islands.

Response:  Registrant will revise the Prospectus as requested.

17.                               Comment:  In the section More Information About Risks, please consider revising the disclosure under Derivatives Risk — Non-U.S. Futures Transactions in “plain English” to clarify what is meant by “received to margin.”

Response: Registrant will revise the disclosure as follows: “In particular, funds received from the Fund to margin (collateralize) foreign futures transactions may not be provided the same protections as funds received to margin futures transactions on domestic exchanges.”

18.                               Comment:  In section Pricing of Fund Shares, please add disclosure to conform to the requirements of Item 11(a)(3), Instruction 2 of Form N-1A.

Response:  Registrant will revise the disclosure to state that Fund shares will generally not be priced on any day the NYSE is closed.  Registrant will also add disclosure to state that if the Fund holds securities that are primarily listed on non-U.S. exchanges, the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

19.                               Comment:  On the back page of the Prospectus, please confirm that the Investment Company Act File Number will be displayed in a font smaller than the rest of the Prospectus.

Response: The Registrant confirms that the Investment Company Act File Number will be displayed in a font smaller than the rest of the Prospectus.

20.                               Comment:  The Fund’s Prospectus indicates that the Fund will be non-diversified.  However, in the Fund’s Statement of Additional Information (“SAI”), Investment Limitation Number 7 contemplates that the Fund is a diversified fund.  Please revise the disclosure to address the inconsistency.

Response:  Registrant confirms that the Fund is non-diversified and will revise the Fund’s Investment Limitations disclosure in the SAI to remove Investment Limitation Number 7.

21.                               Comment:  In the Fund’s SAI, please add disclosure regarding Temporary Defensive Positions as required by Item 16(d) of Form N-1A.

Response:  Registrant will revise the disclosure in the SAI to state the following:

“Temporary Defensive Positions.  In anticipation of or in response to adverse market, economic, political or other conditions, the Fund may take temporary defensive positions (up to 100% of its assets) in cash, cash equivalents and short-term U.S. government securities. If the Fund were to take a temporary defensive position, it may be unable for a time to achieve its investment objective.”

22.                               Comment:  In the Fund’s SAI, please add disclosure regarding the Fund’s policies and procedures with respect to disclosure of portfolio holdings, as required by Item 16(f) of Form N-1A.

Response:  The following disclosure has been added to the portfolio holdings section of the SAI:

“The Board provides ongoing oversight of the Company’s policies and procedures and compliance with such policies and procedures.  As part of this oversight function, the Board receives from the Trust’s Chief Compliance Officer (“CCO”) as necessary, reports on compliance with these policies and procedures.  In addition, the Board receives an annual assessment of the adequacy and effectiveness of the policies and procedures with respect to the Fund, and any changes thereto, and an annual review of the operation of the policies and procedures.”

23.                               Comment:  In the Trustee and Officer table in the Fund’s SAI please add parenthetically additional information, as appropriate, identifying the nature of the businesses at which the trustees and officers have served as employees or directors.

Response:  The Trustee and Officer table will be revised as follows:

Name, Address, and Age	Position(s) Held with Company	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director*	Other Directorships Held by Director in the Past 5 Years

INDEPENDENT DIRECTORS

Julian A. Brodsky 103 Bellevue Parkway Wilmington, DE 19809 Age: 81	Director	1988 to present	From 1969 to 2011, Director and Vice Chairman, Comcast Corporation (cable television and communications).	23	AMDOCS Limited (service provider to telecommunications companies).

J. Richard Carnall 103 Bellevue Parkway Wilmington, DE 19809 Age: 76	Director	2002 to present	Since 1984, Director of Haydon Bolts, Inc. (bolt manufacturer) and Parkway Real Estate Company (subsidiary of Haydon Bolts, Inc.); since March 2004, Director of Cornerstone Bank.	23	None

Gregory P. Chandler 103 Bellevue Parkway Wilmington, DE 19809 Age: 48	Director	2012 to present	Since May 2009, Chief Financial Officer, Emtec, Inc. (information technology consulting/services); from February 2003-April 2009, Managing Director, head of Business Services and IT Services Practice, Janney Montgomery Scott LLC (investment banking/brokerage).	23	Emtec, Inc.; FS Investment Corporation (business development company); FS Energy and Power Fund (business development company).

Name, Address, and Age	Position(s) Held with Company	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director*	Other Directorships Held by Director in the Past 5 Years
Nicholas A. Giordano 103 Bellevue Parkway Wilmington, DE 19809 Age: 71	Director	2006 to present	Since 1997, Consultant, financial services organizations.	23

Kalmar Pooled Investment Trust (registered investment company); Wilmington Funds (registered investment company); WT Mutual Fund (registered investment company) (until March 2012); Independence Blue Cross; Intricon Corp. (producer of medical devices).

Arnold M. Reichman 103 Bellevue Parkway Wilmington, DE 19809 Age: 66	Chairman Director	2005 to present 1991 to present	Since 2006, Co-Founder and Chief Executive Officer, Lifebooker, LLC (online beauty and health appointment booking service).	23	Independent Trustee of EIP Investment Trust (registered investment company).

Robert A. Straniere 103 Bellevue Parkway Wilmington, DE 19809 Age: 73	Director	2006 to present	Since 2009, Administrative Law Judge, New York City; since 1980, Founding Partner, Straniere Law Group (law firm).	23	Reich and Tang Group (asset management).

INTERESTED DIRECTOR(2)

Robert Sablowsky 103 Bellevue Parkway Wilmington, DE 19809 Age: 76	Director	1991 to present	Since July 2002, Senior Vice President and prior thereto, Executive Vice President, of Oppenheimer & Co., Inc. (a registered broker-dealer).	23	None.

Name, Address, and Age	Position(s) Held with Company	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director*	Other Directorships Held by Director in the Past 5 Years

OFFICERS

Salvatore Faia, JD, CPA, CFE Vigilant Compliance Services Brandywine Two 5 Christy Drive, Suite 208 Chadds Ford, PA 19317 Age: 52	President Chief Compliance Officer	2009 to present 2004 to present	Since 2004, President, Vigilant Compliance Services (regulatory compliance consulting firm); since 2005, Independent Trustee of EIP Investment Trust (registered investment company).	N/A	N/A

Joel Weiss 103 Bellevue Parkway Wilmington, DE 19809 Age: 51	Treasurer	2009 to present	Since 1993, Vice President and Managing Director, BNY Mellon Investment Servicing (US) Inc. (financial services company).	N/A	N/A

Christina Morse 301 Bellevue Parkway Wilmington, DE 19809 Age: 50	Secretary	2015 to present

Since 2014, Vice President and Counsel, BNY Mellon Investment Servicing (US) Inc. (financial services company); from 2013 to 2014, Counsel, Lord, Abbett & Co. LLC (asset management), from 2009 to 2013, Vice President, BNY Mellon Investment Servicing (US) Inc.

				N/A	N/A

James G. Shaw 103 Bellevue Parkway Wilmington, DE 19809 Age: 54	Assistant Treasurer	2005 to present	Since 1995, Senior Director and Vice President of BNY Mellon Investment Servicing (US) Inc. (financial services company).	N/A	N/A

Name, Address, and Age	Position(s) Held with Company	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director*	Other Directorships Held by Director in the Past 5 Years
Michael P. Malloy One Logan Square, Ste. 2000 Philadelphia, PA 19103 Age: 55	Assistant Secretary	1999 to present	Since 1993, Partner, Drinker Biddle & Reath LLP (law firm).	N/A	N/A

24.                               Comment:  In the Fund’s SAI, please disclose the date as of which information regarding portfolio managers’ compensation is provided as required by Item 20(b), Instruction 1 of Form N-1A.

Response:  Registrant will revise the SAI to state that information regarding portfolio managers’ compensation is provided as of the date of the SAI.

25.                               Comment:  In the Fund’s SAI, please add disclosure as required by Item 19(g)(1) of Form N-1A describing the principal types of activities for which payments will be made by the Fund under its distribution agreement adopted pursuant to Rule 12b-1 of the 1940 Act.

Response:  The Fund has not adopted a distribution agreement pursuant to Rule 12b-1 of the 1940 Act.

26.                               Comment:  Under the Valuation of Shares section in the Fund’s SAI, please add disclosure as required by Item 23(c) of Form N-1A describing the Fund’s method in determining the total offering price of Fund shares.

Response:  Registrant will revise the Valuation of Shares section in the SAI as follows:

“In accordance with procedures adopted by the Board, the net asset value (“NAV”) per share of the Fund is calculated by determining the value of the net assets attributed to the Fund and dividing by the number of outstanding shares of the Fund. All securities are valued on each Business Day as of the close of regular trading on the NYSE (normally, but not always, 4:00 p.m. Eastern Time) or such other time as the New York Stock Exchange or National Association of Securities Dealers Automated Quotations System (“NASDAQ”) market may officially close. The term “Business Day” means any day the New York Stock Exchange is open for trading, which is Monday through Friday except for holidays. The New York Stock Exchange is generally closed on the following holidays: New Year’s Day (observed), Martin Luther King, Jr. Day, Washington’s Birthday (observed), Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas.

The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the NYSE is stopped at a time other than 4:00 p.m. Eastern Time. The Company reserves the right to reprocess purchase, redemption and exchange transactions that were initially processed at a NAV other than the

Fund’s official closing NAV (as the same may be subsequently adjusted), and to recover amounts from (or distribute amounts to) shareholders based on the official closing NAV. The Company reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC. In addition, the Fund may compute its NAV as of any time permitted pursuant to any exemption, order or statement of the SEC or its staff.

The securities of the Fund are valued under the direction of the Administrator and under the general supervision of the Board.  Prices are generally determined using readily available market prices.  Subject to the approval of the Board, the Fund may employ outside organizations, which may use a matrix or formula method that takes into consideration market indices, matrices, yield curves and other specific adjustments in determining the approximate market value of portfolio investments.  This may result in the investments being valued at a price that differs from the price that would have been determined had the matrix or formula method not been used.  All cash, receivables, and current payables are carried on the Fund’s books at their face value.  Other assets, if any, are valued at fair value as determined in good faith by the Fund’s Valuation Committee under the direction of the Board.

The procedures used by any pricing service and its valuation results are reviewed by the officers of the Company under the general supervision of the Board.

The Fund may hold portfolio securities that are listed on foreign exchanges.  These securities may trade on weekends or other days when the Fund do not calculate net asset value.  As a result, the value of these investments may change on days when you cannot purchase or sell Fund shares.”

*   *   *   *   *   *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement.  The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann